UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 0-54162

NiMin Energy Corp.

(Translation of registrant’s name into English)

1160 Eugenia Place, Suite 100,

Carpinteria, California 93013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Information contained in this Form 6-K

On November 11, 2011, NiMin Energy Corp. (the “Company”) filed the following documents with the Canadian securities regulators, available at www.sedar.com:

1.	The Company’s consolidated financial statements at and for the periods ended September 30, 2011 (attached hereto as Exhibit 99.1).

2.	Management’s Discussion and Analysis for the periods ended September 30, 2011 (attached hereto as Exhibit 99.2).

On November 11, 2011, the Company issued the following press release regarding its financial results for the quarter ended September 30, 2011.

NiMin Energy Corp. Announces 2011 Third Quarter Results

For Immediate Release

Highlights of the third quarter include the following:

•

Record production of 1,154 barrels of oil equivalent (“Boe”) per day in the third quarter of 2011 up 40% from 826 Boe per day in the third quarter of 2010 and exited the quarter at over 1,300 Boe per day;

•	Oil and gas sales were $6.47 million in the third quarter of 2011, up 87% from $3.45 million in the third quarter of 2010 due to increased production and commodity prices;

•	Net income of $3.64 million, or $0.05 per share, in the third quarter of 2011 versus a (loss) of ($4.64) million, or ($0.08) per share, in the same period of 2010;

•	Borrowing capacity raised by 28% to $46 million;

•	Equity offering with net proceeds of $3.61 million completed.

Carpinteria, CA – November 11, 2011 – NiMin Energy Corp. (TSX:NNN) (OTCBB and OTCQX:NEYYF) (the “Company” or “NiMin”) today announced the financial results prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the quarter ended September 30, 2011. Copies of these documents are filed via SEDAR at www.sedar.com and may be obtained via the Company’s website at www.niminenergy.com.. Additionally, we also file reports with the United States Securities and Exchange Commission (“SEC”) available at www.sec.gov. All references to dollar values refer to U.S. dollars unless otherwise stated.

Net income/(loss) for the quarter ended September 30, 2011 was $3.64 million, as compared to ($4.64) million for the quarter ended September 30, 2010. Earnings/(loss) per share for the quarter ended September 30, 2011 was $0.05, as compared to ($0.08) for the quarter ended September 30, 2010. The Company had an unrealized gain on crude oil derivative contracts of $2.69 million during the quarter ended September 30, 2011, as compared to an unrealized loss of $859,821 for the same period in 2010. Additionally, the Company had a change in the fair value of its warrants and options resulting in a non-cash gain of $2.47 million, as compared to a non-cash loss of $37,661 in the same period in 2010.

For the three months ended September 30, 2011, NiMin recorded net revenues of $6.47 million, as compared to $3.45 million for the same period in 2010. This 87% increase in net revenues was due to an increase in production volumes and commodity prices received by the Company. Operating costs in the third quarter of 2011 increased slightly to $36.04 per Boe from $35.48 per Boe for the same period in 2010. The increase in operating expenses in 2011 is due to higher production volumes and severance taxes, costs associated with the Krotz Springs Field and its maintenance due to the flooding in southern Louisiana, workovers, temporary production equipment rentals and contract labor expense during the period. General & administrative (“G&A”) expenses in the third quarter of 2011 decreased to $1.83 million from $2.37 million for the same period in 2010. Deducting stock-based compensation costs, a non-cash accounting entry, the G&A expenses in the third quarter of 2011 were $1.31 million, as compared to the $1.77 million reported in the same period in 2010. Depreciation, depletion, amortization, and accretion in the third quarter of 2011, a non-cash accounting entry, decreased to $951,079 from $1.03 million reported for the same period in 2010. This decrease is mainly due to an increase in the Company’s total proved reserves as a result of an increase in the development of its Wyoming properties.

NiMin’s CEO and Chairman, Mr. Clancy Cottman, said, “We have delivered record levels of production, revenue and cash flow during the third quarter while working hard to manage costs given the high activity levels across our fields. We believe we are achieving a critical balance between positioning the Company to aggressively maximize production and incurring costs associated with temporary production equipment rentals and contract labor expenses. We do expect to continue reducing costs in the coming quarters”

Mr. Cottman continued, “During unprecedented global uncertainty and commodity price fluctuations we have been very conservative with our capital by reducing our capital budget and have taken steps to ensure access to additional bank credit facilities of $10 million. We are excited about our progress heading into the fourth quarter and we look forward to continuing to drive performance and create shareholder value from our strong base of underlying assets”.

Conference Call

The Company will host a conference call at 12:00pm Eastern time (9:00am Pacific) on Friday, November 11, 2011. During this call the management team will discuss the Company’s results for the three and nine months ended September 30, 2011. The conference leader will be Mr. Clancy Cottman, CEO and Chairman of NiMin. Also on the call will be Mr. Jonathan Wimbish, CFO, and Mr. Scott Dobson, Vice President of Operations. Interested parties in the United States can access the conference call by dialing 877-407-0782; parties outside the U.S. should dial 201-689-8567 five to ten minutes prior to the start time. The call will also be webcast live on the Company’s web site at www.niminenergy.com. A replay of the call will be available by calling toll free 877-660-6853 or for international calls 201-612-7415 using account number 286 and conference ID #383015. The replay will be available until November 25, 2011.

CONTACTS:

Investors

Jonathan Wimbish, CFA

NiMin Energy Corp.

Chief Financial Officer

+1 (805) 566-2900

jwimbish@niminenergy.com

Media

Dan Gagnier/Jared Levy

Sard Verbinnen & Co

+1 (212) 687-8080

About NiMin Energy

NiMin is a California based independent oil and gas exploration and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S.

Cautionary Statements

This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the implementation of NiMin’s strategic plan, NiMin’s aggressive drilling and development program during 2011. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com and www.sec.gov. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves do not represent fair market value. Barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The material differences between reserve quantities disclosed under National Instrument (“NI”) 51-101 and those disclosed under the U.S. SEC guidelines and the United States Financial Accounting Standards Board (the “U.S. Rules”) is that NI 51-101 requires the determination of reserve quantities to be based in forecast pricing assumptions whereas the U.S. Rules require the determination of reserve quantities to be based on constant price assumptions calculated using a 12 month average price for the year (sum of the benchmark price on the first calendar day of each month in the year divided by 12).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.

Date: November 14, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	NiMin Energy Corp. consolidated financial statements at and for the periods ended September 30, 2011

99.2	Management’s Discussion and Analysis for the periods ended September 30, 2011